THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138
                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                                May 7, 2007



Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:   Providence Select Fund, Limited Partnership (the "Issuer")
       Form 10-K for the year ended 12/31/2006 Filed on 4/2/2007
       File No. 333-108629

Dear Ms. Van Doorn,

      We have reproduced below the comments provided in your letter to the Issuer of April 23, 2007, and have supplied their response immediately following each of the comments.

Financial Statements and Notes

Report of Independent Registered Public Accounting Finn. page F-2

1. We noted that your accountants did not opine on the consolidated statement of operations, changes in net assets, and cash flows for period from inception (May 16, 2003) to December 31, 2006. Please confirm us that you received a manually signed audit opinion from the independent registered public accounting firm that opines on the referenced financial statements.

Response:      Please see our response to comment 2, below, which
responds to both comments 1 and 2.

2. We note you have not included your audit opinion for the financial statements for the year ended December 31, 2005. Tell us how you considered the guidance in Item 310.2 of Regulation S-B.

Response:      In consideration of the guidance in Item 310.2 of
Regulation S-B, the Issuer's auditor, Jordan, Patke & Associates, Ltd., is in the process of reviewing the audit previously conducted by Frank
L. Sassetti & Co. of the period from inception (May 16, 2003) to December 31, 2005, so that it can opine on the financial statements for the year ended December 31, 2005 and on the consolidated statement of operations, changes in net assets, and cash flows for the period from inception to December 31, 2006. Jordan Patke expects to be able to provide a revised opinion within one month of the filing of this response (June 7, 2007). The Issuer will file an amendment to its Form 10-K that includes the revised opinion upon its receipt and will notify the Commission prior to June 7, 2007 if it does not believe it will be able to file the amendment by this date.

Certifications

3. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:      The inclusion of the title of Mr. Pacult in the opening
sentence was only to identify that Mr. Pacult is in fact that appropriate person to sign the certification, which we hereby confirm he signed in a personal capacity. Future certifications filed by Mr. Pacult will not include his title in the opening sentence.

End of Responses.

      We are available to amplify or clarify any response.

                                                Very truly yours,


                                                /s/ William S. Scott
                                                William Sumner Scott
                                                For the Firm

WSS/lf

cc:   White Oak Financial Services, Inc.
      General Partner

                      White Oak Financial Services, Inc.
                               5914 N. 300 West
                              Fremont, IN  46737

                                (260) 833-1306

                                               May 7, 2007

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:   Providence Select Fund, Limited Partnership (the "Issuer")
       Form 10-K for the year ended 12/31/2006 Filed on 4/2/2007
       File No. 333-108629

Dear Ms. Van Doorn,

      The undersigned general partner of the Issuer hereby acknowledges that:

* the Issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

      We are available to amplify or clarify our response.

                                                Very truly yours,


                                                /s/ Michael Pacult
                                                Michael Pacult
                                                President